Mail Stop 3561

April 13, 2010

Donny R. Johnson
Executive Vice President and Chief Financial Officer
Duckwall-ALCO Stores, Inc.
401 Cottage Street
Abilene, Kansas 67410-2832

> **Re:** **Duckwall-ALCO Stores, Inc.**
> **Form 10-K for the Year Ended February 1, 2009**
> **Filed April 17, 2009**
> **File No. 0-20269**

Dear Mr. Johnson:

We have completed our review of your annual report on Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director